WEBSITE MATERIALS

Published by Vishal Garg, 1/0 Real Estate, LLC, 1/0 Holdco, LLC and The 718 4Ever Trust I. This page is **not** a communication from Better Home & Finance Holding Company or its board of directors.

● GREEN cards mailed from 27 August. Updated target date: 2 October.

Sign and return your GREEN consent card.

If you owned Better Home & Finance shares on **21 August 2026**, a GREEN consent card is on its way to you in the post. Signing it removes five directors from the board.

Register your shares | Sign your GREEN card

Questions? Okapi Partners, toll free **(877) 629-6357**

REGISTER

Tell the campaign you held shares on 21 August 2026.

Sixty seconds. It lets the campaign confirm you have received a GREEN card, send you one if you have not, and follow up if you have a question.

Registering here is not your consent. Your consent is the GREEN card you sign, date and return. This form only tells the campaign team that you held shares on the record date.

Full name

Cell number
(212) 555 0100

Email

Number of shares held on 21 August 2026
for example 1,500

Brokerage firm
Choose one

Which broker

Have you returned your GREEN card?

- Yes, already returned
- Not yet
- Not sure

Register my shares

Your details go only to the campaign team and are used only to help you take part in this consent solicitation.

Prefer to text? Send your name, number of shares and broker to **+1 (866) BETR-GRN**, that is **+1 (866) 238-7476**, and the campaign team will follow up.

STEP BY STEP

How to sign your GREEN card

This takes about two minutes. If you do nothing, nothing changes.

Your card is GREEN

It arrives by post or courier, including UPS, from the Garg Group, the shareholders bringing this consent. It is the card that removes the five directors. The board will send a WHITE card that does the opposite.

If you hold shares in your own name, the Garg Group sends you a GREEN consent card directly. If you hold through a broker, your broker sends you a GREEN consent voting instruction form instead. The form shown below is the second of the two.



GENERAL BROKER
BROADRIDGE CORPORATE ISSUER SOLUTIONS
1717 ARCH ST, SUITE 1300
PHILADELPHIA, PA 19103

BETTER HOME & FINANCE HOLDING COMPANY
GARG GROUP GREEN CONSENT VOTING INSTRUCTION FORM
You are receiving this Consent Voting Instruction Form because you hold shares on the above Security. You have the right to vote on proposals being presented up until the Consent Deadline.

1 of 2

Make your vote count.

Vote must be received by 10/18/2026 to be counted.

Return this form in the enclosed postage-paid envelope.

Scan to view materials and vote via smartphone.

Voting on www.ProxyVote.com is easy and fast!

Go to www.ProxyVote.com, enter the control number above and vote!

GREEN CONSENT VOTING INSTRUCTION FORM

As the record holder for your shares, we will vote your shares based on your instructions. Please provide us with your voting instructions before the meeting. If you do not provide us with your voting instructions, we will vote your shares on certain proposal(s) if permitted to by New York Stock Exchange rules. If you sign and return this form, we will vote any unmarked items as indicated on the reverse side of this form. If your securities are held by a bank, your securities cannot be voted without your specific instructions.

Non-Management Proxy Material for this meeting is available at www.ProxyVote.com

X

Detach Here — Detach Here — T03375-Y47951-OPPG

THIS GREEN CONSENT VOTING INSTRUCTION FORM IS VALID ONLY WHEN SIGNED AND DATED. PLEASE USE BLUE OR BLACK INK AND RETURN ONLY THE BOTTOM PORTION.

BETTER HOME & FINANCE HOLDING COMPANY

THE GARG GROUP RECOMMEND THAT YOU CONSENT TO PROPOSALS 1 AND 2.

	Consent	Against Consent	Abstain
1. Repeal any provision of the Company's Bylaws (the "Bylaws"), including any amendments thereto, in effect at the time this Proposal becomes effective, which was not included in the Bylaws that were in effect and were filed with the Securities and Exchange Commission on August 22, 2023.	☐	☐	☐
2. Remove without cause five (5) members of the Board: Daniel Lewis, Arnaud Massenet, Bhaskar Menon, Prabhu Narasimhan and Harit Talwar and, in addition, any person nominated, elected or appointed to the Board to fill any vacancy on the Board or any newly created directorships on or after August 17, 2026 and prior to the time that any of the actions proposed to be taken by this Consent Solicitation become effective.			
2a. Daniel Lewis	☐	☐	☐
2b. Arnaud Massenet	☐	☐	☐
2c. Bhaskar Menon	☐	☐	☐
2d. Prabhu Narasimhan	☐	☐	☐
2e. Harit Talwar	☐	☐	☐

Proposal 1 and Proposal 2 are not subject to, or conditioned upon, the effectiveness of one another.

Signature [PLEASE SIGN WITHIN BOX] — Date

V2.2

Personal details and the control number printed on a real card have been removed from this image. Your own card will carry your name, address and a control number where the grey blocks appear.

What is printed on the form. It is valid only when signed and dated, it asks you to use blue or black ink, and it asks you to return only the bottom portion, below the line marked Detach Here. It also states that if no box is marked for a proposal, the holder is deemed to consent to that proposal.

Those words are taken from the form shown above. The instructions printed on your own card govern.

1. **Find the GREEN card**

   Check post and courier deliveries from the last few days, including UPS. It was sent to shareholders from 27 August.

2. **Mark the boxes**

   If you hold in your own name, mark CONSENT for both proposals. To keep one particular director, the consent statement says to write that director's name on the card; otherwise a single consent box carries all five removals.

   Source: definitive consent statement If you hold through a broker, your form instead lists the five directors as separate rows, 2a to 2e, each with consent, against consent and abstain, so mark each one.

   Source: the GREEN consent voting instruction form

3. **Sign and date it**

   An unsigned or undated card cannot be counted. The form asks you to use

blue or black ink.

4 **Post it back**

Detach and return only the bottom portion of the form, below the line marked Detach Here. Return it in the envelope provided with the card. No postage is required if you post it inside the United States. If your envelope is missing, or you are posting from outside the US, call Okapi Partners on (877) 629-6357 rather than guessing the address.

Holding through a broker?

Most people hold shares through a broker rather than directly. How your voting instructions reach you depends on your firm, and at most firms they arrive in the post rather than by email.

About these instructions. The entries for Fidelity Investments, Charles Schwab, Vanguard, E*TRADE and Morgan Stanley, Merrill Edge and Merrill Lynch, and J.P. Morgan and Chase follow guidance given on 17 September 2026 by Okapi Partners, the Garg Group's consent solicitor: among the large brokerage firms, only Robinhood and Interactive Brokers offer electronic voting in this solicitation, and holders at the other large firms will receive their voting instructions from their broker by mail. That guidance describes how the instructions reach you. The form that then arrives carries a control number and, on its face, offers both return by post and online voting at www.ProxyVote.com. The Robinhood and Interactive Brokers entries describe the electronic route, which Okapi Partners confirms is generally accurate.

The remaining detail in this section, including the search terms, the sender addresses and the in-account navigation paths, was compiled from general research and has not been reviewed by Okapi Partners. Brokerage procedures vary by firm and can change, and that wording describes what is most likely rather than what is certain.

The definitive consent statement filed with the SEC governs. If anything below does not match what you see in your account, follow your broker's own instructions or contact Okapi Partners using the details at the end of this section.

Fidelity Investments +

Charles Schwab +

Vanguard Brokerage Services +

E*TRADE and Morgan Stanley +

Merrill Edge and Merrill Lynch +

J.P. Morgan and Chase +

Interactive Brokers +

Robinhood +

All other brokers +

Still cannot find your GREEN consent materials?

If you cannot find the solicitation using the instructions above, do not assume you are ineligible. The materials may have been delivered another way.

- **Check your physical mail.** Your broker or its mailing agent may have mailed you a GREEN consent card or voting instruction form. Okapi Partners advises that this is how voting instructions reach holders at most large brokerage firms. The form carries a control number, so you can return it by post or vote online at www.ProxyVote.com. The instructions printed on your own card govern.
- **Search your email thoroughly.** Search for "BETR," "Better Home," "Garg," "ProxyVote,"

"ProxyPush," "proxy," "consent," "shareholder" and "vote." Check spam, junk, promotions and other filtered folders.
- **Check your brokerage account.** Look for areas labelled Proxy Materials, Proxy Events, Documents, Messages, Corporate Actions or Shareholder Materials. The terminology varies by firm.
- **Look for a control number** and follow the instructions accompanying it. Many brokers using Broadridge direct holders to ProxyVote. Interactive Brokers holders may instead be directed to ProxyPush.
- **Contact your broker** and say: "I held Better Home & Finance Holding Company (NASDAQ: BETR) shares on the August 21, 2026 record date. I need the voting instructions or control number for the Garg Group's GREEN written-consent solicitation."

Held BETR through more than one account?

If you held BETR through more than one brokerage account, you may receive a separate email, voting instruction form or control number for each one. Check each account separately and submit instructions for each account in which you held eligible shares. Before submitting, confirm you are acting on the Garg Group's GREEN written-consent solicitation.

> **Still stuck?** The Garg Group's consent solicitor can help. Okapi Partners LLC, toll free (877) 629-6357, info@okapipartners.com.

READ THIS BEFORE YOU ACT

You may also receive a WHITE card. It cancels your GREEN one.

> **The two cards do opposite things**
>
> Better's board is mailing shareholders a **WHITE consent revocation card**. Returning the WHITE card cancels out a GREEN card you have already sent.
>
> **If you have already returned a WHITE card and want to change your mind,** you can still sign and return a GREEN card afterward. Only your latest dated card is counted. **Both sides state this in their own filings:** the consent statement says "only your latest dated consent card will be counted", and the company's own revocation statement says a WHITE card "may be revoked by delivering a later dated signed GREEN consent card". If you are in this position, Okapi Partners can walk you through it on **(877) 629-6357**.
>
> **If you support keeping the current board,** you do not need to do anything at all. Not returning a GREEN card has the same effect as opposing it.

THE FACTS

What this consent actually does

Stated plainly, because the details matter and are easy to get wrong.

Every fact in this table is taken from the definitive consent statement filed with the Securities and Exchange Commission on 27 August 2026, accession number 0000921895-26-002348, except the three marked otherwise.

What it does	**Two proposals. It removes five directors from the board, and it repeals bylaw provisions adopted since 22 August 2023.**
Which directors	**Daniel Lewis, Arnaud Massenet, Bhaskar Menon, Prabhu Narasimhan, Harit Talwar**
The bylaw proposal	**The GREEN card also asks holders to repeal**

	any provision of the company's bylaws, including any amendment to them, in effect when the proposal becomes effective that was not in the bylaws filed with the Securities and Exchange Commission on 22 August 2023. The card states that the two proposals are not conditioned upon one another. As printed on the GREEN consent voting instruction form.
What it does not do	It appoints nobody. The proposal removes the five named directors and any person seated on or after 17 August 2026 to fill a vacancy, and the participants say the company needs to conduct a search for a long-term chief executive.
Who can act	Holders of record as of 21 August 2026
Your card	GREEN
The board's card	WHITE, a consent revocation card. Source: the company's own consent revocation statement, accession number 0001140361-26-034776, filed 28 August 2026
Who is asking	Vishal Garg, 1/0 Real Estate LLC, 1/0 Holdco LLC and The 718 4Ever Trust I, together holding about 11.5% of voting stock

Target date	2 October 2026. Updated by the participants on 17 September 2026, superseding the 18 September target they announced in their press release of 8 September 2026, filed with the SEC as additional soliciting material, accession number 0000921895-26-002515. The outer limit under Delaware law is unchanged at 20 October 2026
Statutory backstop	20 October 2026, being 60 days from the 21 August record date

Both dates are the participants' own. The consent statement set 8 September as the goal; on 8 September the participants announced that they "set September 18, 2026 as an updated target date for the submission of written consents", so that holders who had only just received their materials had time to review them. The participants moved that target again on 17 September 2026, to 2 October 2026. The 20 October date is the outer limit set by Section 228(c) of the Delaware General Corporation Law.

If a later date is printed on your own card or voting instruction form, that is the deadline for processing it, not the campaign's target; do not wait for it, because the Garg Group is asking for consents back by 2 October.

THE CANDIDATES

The three directors the Garg Group has recruited

On 18 September 2026 the participants named three independent director candidates. Every point below is taken from that release.

Bing Gordon

Partner and Chief Product Officer at Kleiner Perkins, a leading venture capital firm, for over 25 years. Former senior product advisor to Jeff Bezos and director on the Amazon (Nasdaq: AMZN) board from 2003 to January 2018. Co-founder and former Chief Creative Officer of Electronic Arts (formerly Nasdaq: EA). Current director on the boards of Duolingo (Nasdaq: DUOL) and Take-Two Interactive (Nasdaq: TTWO). Bottom line: Bing would bring essential product, platform building and consumer technology executive leadership and governance expertise to the Board.

Source: participants' press release of 18 September 2026

David Heidecorn

Current Senior Advisor to L Catterton, following over two decades as Partner and Chief Risk Officer. Former EVP & CFO of Alarmguard Holdings, Inc. (formerly AMEX: AGD). Previous experience leading restructuring group at GE Capital. Bottom line: David would bring critical financial oversight, risk management and investment perspective to the Board. Source: participants' press release of 18 September 2026

Steve Sarracino

Founder and Partner of Activant Capital, a growth-investment firm focused on technology-enabled businesses with approximately $1.5 billion in AUM and which is one of Better's largest investors. Former director on the Better Board from 2019 to 2024, including as Chair of the Audit Committee. Former founding member at Serent Capital, a leading lower-middle market private equity firm focused on investing in high-growth service and technology businesses. Bottom line: Steve would bring direct experience scaling high-growth technology and services companies to the Board.

Source: participants' press release of 18 September 2026

> **Important Note:** The three director candidates identified here have expressed their willingness to serve as Board members if the consent solicitation is successful, however no agreement has been reached with them. Further, the consent solicitation will not automatically result in their appointment to the Board. Rather, they would be nominated by Mr. Garg and their appointments would depend on obtaining approval from a majority of Board members at that time.

THE CASE

Why the campaign says change is needed

The campaign's case is set out in the participants' own filings with the Securities and Exchange Commission. Every point below is taken from them.

The 90-day plan, in brief

On 3 September 2026 Vishal Garg published a 90-day plan for the company. Every point below is taken from that release as filed with the SEC.

Return to break-even

Quarterly funded-loan volume of $2 billion, which the plan describes as the company's break-even point, with monthly revenue growth of about $7 million and monthly cash burn reduced from about $4 million to zero.

Growth through the Tinman platform

Launch the CK HELOC through Tinman, close five major partners already in the pipeline, raise loan-officer talk time from 2.1 to 4 hours a day with AI call routing, and lift the lock-to-fund rate from about 45% toward the industry average of 60%.

Lower costs

Align commissions on AI-assisted conversions (about $500,000 a month), replace one to two day counteroffer delays with instant counteroffers (about $1 million a month), and move parts of legal work to AI-assisted teams (about $500,000 a month).

Governance and capital return

A board refresh, a search for a permanent chief executive, and a $30 million share repurchase program.

Source: participants' press release of 3 September 2026, filed as additional soliciting material, accession 0000921895-26-002470

The point below is drawn from the public court and SEC record.

Shareholders, not the board, decide this one

Delaware law permits shareholders to remove directors by written consent, without waiting for an annual meeting. Source: definitive consent statement

IN HIS OWN WORDS

A message from Vishal Garg

Mr. Garg's message to shareholders, filed with the Securities and Exchange Commission as additional soliciting material on 3 September 2026. The full transcript, as filed, is below the video.


I STARTED THIS
0:00 / 1:57

Transcript, as filed with the SEC on 3 September 2026 +

HELP

Lost your card, or have a question?

Text the campaign

Text your name, number of shares and broker, and the campaign team will follow up with you.

+1 (866) BETR-GRN

+1 (866) 238-7476

Okapi Partners LLC

The firm handling consent cards for this solicitation. They can send a replacement card and walk you through the process.

(877) 629-6357

Toll free, for shareholders

Banks and brokers: (212) 297-0720

Email: info@okapipartners.com

Official documents

The definitive consent statement and all related filings are available free of charge.

Consent statement

All SEC filings

Important Notice

Participants in this solicitation. The participants in this solicitation are Vishal Garg, 1/0 Real Estate, LLC, 1/0 Holdco, LLC and The 718 4Ever Trust I. Information regarding the participants and their direct and indirect interests is contained in the definitive consent statement filed with the Securities and Exchange Commission. These documents are available free of charge at the SEC website at www.sec.gov.

IMPORTANT INFORMATION

Vishal Garg, together with the other participants in his solicitation, has filed a definitive consent solicitation statement with the SEC in connection with the solicitation of written consents from Better stockholders. Stockholders are urged to read the definitive consent solicitation statement and other solicitation materials carefully because they contain important information. The definitive consent solicitation statement is available free of charge through the SEC. GREEN consent cards are being distributed directly to stockholders, including by UPS.

This page is published by the participants named above and is **not** a communication from Better Home & Finance Holding Company or its board of directors.

Last updated 18 September 2026. Questions about this solicitation: Okapi Partners LLC, toll free (877) 629-6357, info@okapipartners.com.

Register your shares

SOCIAL MEDIA POSTS



Vishal Garg @vishal_better · 2h

46%+ in 2 weeks since the GREEN vote cards landed in shareholders mailboxes. And we have 4 more weeks to go.

Vote GREEN. Vote for a better BETR

Had to be physical since @danielsethlewis and the $BETR board decided to make this a contested proxy and in doing so removed the

Show more

Better Home & Finance Holding ...

BETR **$12.45** +3.23%

8 25 133 38K


Vishal Garg @vishal_better · 15h
$BETR
Better Home & Finance Holding ...
BETR $12.45 +3.23%
BETR Vote @BETRvote · 15h
#BETRVote
VOTE THE GREEN CONSENT CARD
NASDAQ: BETR
GARG GROUP
PROTECT YOUR INVESTMENT
VOTE BY OCTOBER 2, 2026
BETR STOCK IS DOWN -55% SINCE AUGUST 3.
PROTECT YOUR INVESTMENT - HERE'S WHAT YOU CAN DO:
1 FIRE THE BOARD
2 REPLACE THEM WITH PROVEN LEADERS
Sign, date and return the GREEN consent card
VISIT BETRVOTE.COM TO LEARN HOW TO VOTE
| BETRVOTE.COM
| @BETRVOTE26
5
3
27
22K



Vishal Garg @vishal_better · 16h

Sacre bleu !

He was researching the HELOC market in Provence !

We can do better than @danielsethlewis and the current comatose and corrupt board.

Vote GREEN !

Vote for a BETTER $BETR

Better
Better Home & Finance Holding ...
BETR **$12.45** +3.23%

anon.pnw @arifcbk01 · 16h

Replying to @Pedro_farias826 and @danielsethlewis

$BETR needs an operator, not someone "learning" the mortgage business from the french riviera

6 13 57 24K

Vishal Garg @vishal_better · Sep 19

It's 2:29 min but absolutely worth watching till last 10 seconds. Because that is all that matters.

Fight fight fight, for what's right. For what you believe in. For what's better. $BETR

Better Home & Finance Holding ...
BETR **$12.45** +3.23%



Ngoc Anh @nqocahnn_ · Sep 18

Imagine being pinned by a snake with a pride of lions watching, only to stand up and square off against the whole lot of them. Absolute main character energy from this eagle.


2:38
Painteddog.tv - Rietspruit Game Reserve

5 6 41 11K

Vishal Garg @vishal_better · 18h

Giving up too early ! Never !!!

> **Ruben** @rdominguezibar · Sep 20
>
> Altman on why most people never reach their potential. Not talent, just giving up early.
>
> ■ "Ask for what you want. You usually won't get it"
> ■ Success comes from staying in long enough for luck...
>
> "**A big secret is that you can bend the world to your will a surprising percentage of the time–most people don't even try**, and just accept that things are the way that they are.
>
> **People have an enormous capacity to make things happen**. A combination of self-doubt, giving up too early, and not pushing hard enough prevents most people from ever reaching anywhere near their potential.
>
> **Ask for what you want**. You usually won't get it, and often the rejection will be painful. But when this works, it works surprisingly well.
>
> Almost always, the people who say, "I am going to keep going until this works, and no matter what the challenges are I'm going to figure them out," and mean it, go on to succeed. **They are persistent long enough to give themselves a chance for luck to go their way**." – Sam Altman

6 · 5 · 35 · 21K

You reposted

SpeakTruth @DilmaiBJP · Sep 18

Vote for $BETR and @vishal_better

Luke @lukestocks0101 · Sep 18

If you are a $BETR shareholder, you need to vote now!


VOTE FOR A
BETTER BOARD

0:13

1 2 422


You reposted
Luke @lukestocks0101 · 38s
That's why you vote Green $BETR
ELON MUSK IS LIVING OUT
OF AN AIRSTREAM TRAILER NEXT TO
HIS FACTORY IN TENNESSEE
DANIEL LEWIS IS AWAY ON
ANOTHER TIME ZONE
DRINKING ROSE
1
4

investnplay1

Yep smh 12:31 PM

↰ Maximus

he's not even at 46%, it's irrelevant

We filed our number with the SEC. We are definitely over 46%. 12:33 PM

Adrien